Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1:      Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”)

Suite 720 - 999 West Broadway Street

Vancouver, British Columbia, Canada V5Z 1K5

Item 2:      Date of Material Change

March 21, 2016

Item 3:      News Release

News releases announcing the material change were issued on March 21, 2016 through Canada NewsWire and copies were filed on SEDAR on March 21, 2016.

Item 4:      Summary of Material Change

ESSA completed a private placement (the “Private Placement”) of 1,666,666 common shares in the capital of the Company (each a “Common Share”) at US$3.00 per Common Share to Eventide Funds for aggregate gross proceeds of approximately US$5 million. In addition, Eventide Funds purchased 370,566 Common Shares from each of Marianne Sadar and Raymond Andersen, both directors and officers of the Company, and 311,612 Common Shares from Robert Rieder, at a price of US$3.00 per Common Share (the “Secondary Offering”).

Item 5:      Full Description of Material Change

On March 21, 2016, ESSA completed the Private Placement of 1,666,666 Common Shares at US$3.00 per Common Share to Eventide Funds for aggregate gross proceeds of approximately US$5 million. The Company intends to use the net proceeds from the Private Placement for general corporate purposes, including funding research and development, preclinical and clinical expenses, and corporate costs. All securities issued pursuant to the Private Placement are subject to a four month and one day hold period in Canada in accordance with applicable securities laws. The Common Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On March 21, 2016, Eventide Funds also purchased 370,566 Common Shares from each of Marianne Sadar and Raymond Andersen, both directors and officers of the Company, and 311,612 Common Shares from Robert Rieder, at a price of US$3.00 per Common Share, under the Secondary Offering. The Company did not receive any proceeds from the Secondary Offering. On closing, each of Marianne Sadar, Raymond Andersen and Robert Rieder entered into lock-up agreements with the Company, pursuant to which they will be prohibited from selling any Common Shares currently held until the occurrence of certain prescribed events ending, at the latest, on December 31, 2016.

Within 30 days of closing, ESSA expects to file a prospectus supplement under its Registration Statement on Form F-10 with respect to resales in the United States, from time to time, of the Common Shares purchased by Eventide Funds under the Private Placement and the Secondary Offering. Upon filing of the prospectus supplement, such Common Shares will be freely tradeable in the United States.

Item 6:      Reliance of Material Change on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:      Omitted Information

No material information has been omitted from this report.

Item 8:      Executive Officer

For further information, please contact David Wood, Chief Financial Officer of the Company, at 1-778-331-0962.

Item 9:      Date of Report

March 30, 2016.

Forward-Looking Statement Disclaimer

Certain statements in this material change report contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and/or Canadian securities laws that may not be based on historical fact, including without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this material change report include, but are not limited to, statements regarding the anticipated use of the proceeds of the Private Placement, the filing of a prospectus supplement by ESSA and the ability to trade the Common Shares in the United States thereafter.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to the market and demand for the securities of ESSA, general business, market and economic conditions, obtaining positive results of clinical trials, obtaining regulatory approvals and the ability of ESSA to file a resale prospectus supplement in the United States.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors including, among others, the general economic and business conditions in the United States, Canada, Europe and the other regions in which ESSA operates, not receiving required regulatory approvals, the inability of ESSA to file a resale prospectus supplement in the United States, and the additional factors discussed in or referred to under the heading “Risk Factors” in ESSA’s Annual Report on Form 20-F for the year ended September 30, 2015 which is available under ESSA’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Readers are cautioned against attributing undue certainty to forward-looking statements.